August 17, 2023
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0150

Via EDGAR System
Ms. Rebecca Ament Marquigny Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re: Hennessy Funds Trust (File Nos. 811-07168 and 033-52154)
       Registration Statement on Form N-14 (No. 333-272430), Filed June 5, 2023
Dear Ms. Marquigny and Ms. Fettig:
Our client, Hennessy Funds Trust (the “Company”), filed the above referenced Registration Statement on Form N-14 on June 5, 2023 (the “Filing”).  The Filing relates to a special meeting of shareholders of the CCM Core Impact Equity Fund and the CCM Small/Mid-Cap Impact Value Fund (each, a “Target Fund” and together, the “Target Funds”), each a series of Quaker Investment Trust, a Delaware statutory trust.  The prior letter to you, dated August 4, 2023 (the “Prior Letter”), provided details on the meeting.  Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Prior Letter or the Filing.
On behalf of the Company, set forth below are the Company’s responses to oral comments of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the Filing.  The numbered items set forth below briefly express (in bold italics) the significant comments of the Staff, and following such comments are the Company’s responses (in regular type). The attached redlined Proxy Statement/Prospectus reflects responses to all of the comments of the Staff and additional changes made in connection with said comments (the “Redlined Document”).
The Company will file a pre-effective amendment to revise the Filing in response to the Staff’s comments and to provide any outstanding information (all outstanding information is contained in the Redlined Document). The Company will then file a request for the filing to go effective, followed by a filing of the definitive Proxy Statement and Prospectus, along with the Statement of Additional Information, under Rule 497 of the Securities Act of 1933.  We would like to be effective on or by August 25, 2023.
1. Please enhance the disclosure regarding the impact of holding shares through a retirement plan that cannot hold ETF shares.  Please confirm that the Target Funds do not have variable annuity accounts invested in the Funds, or address what happens when a variable annuity account cannot hold ETF shares.
Response:  Please find the revised language below and in the Redlined Document.  We confirm that the Target Funds do not have variable annuity accounts invested in the Funds.
A. Revised Disclosure Question 7:

Upon completion of the Reorganization, you will own shares of the Acquiring Fund having an aggregate net asset value (“NAV”) equal to the aggregate NAV of the shares of the Target Fund you owned immediately prior to the Reorganizations, if you hold your Target Fund shares in an account that is permitted to hold Acquiring Fund shares, as described below. Because shares of the Acquiring Fund are not issued in fractional shares, shareholders will receive cash in lieu of fractional shares of the Acquiring Fund.  The payment of cash for fractional shares ~~is~~will be a taxable event ~~subject to~~for U.S. federal income tax purposes, provided that non-U.S. or tax-exempt shareholders or those who hold their shares in retirement accounts generally will not be subject to U.S. federal income tax ~~for~~on such payments.
As noted above, if Target Fund shareholders hold shares in a brokerage account that permits them to purchase securities traded in the stock market, such as ETFs or other types of stocks, then those shareholders will be eligible to receive shares of the Acquiring Fund in the Reorganization, and no further action is required. That said, the following account types generally cannot hold shares of ETFs:
•  Non-Accommodating Brokerage Accounts. A brokerage account with a financial intermediary that only allows you to hold shares of mutual funds.

•  Retirement Accounts Held with Financial Intermediary. An individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform.

•  Directly Held Retirement and Qualified Accounts. Shares held directly with the Target Funds in a retirement account, such as an IRA, or Coverdell account (a “Directly Held Qualified Account”).

•  Direct Accounts. Shares of the Target Funds held in an account directly with the Target Funds at their transfer agent (i.e., not held at the plan level or as an omnibus position) (“Direct Account”).

With regard to the account types listed above, in order to receive shares of the Acquiring Fund as part of the Reorganizations, shareholders of the Target Funds should take the following actions:
Non-Accommodating Brokerage Accounts. If you hold your shares of the Target Funds in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before the Reorganizations, you will not receive shares of the Acquiring Fund as part of the Reorganizations. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares, which generally will be a taxable event for U.S. federal income tax purposes.
Retirement Accounts Held with Financial Intermediary. If you hold your shares of the Target Funds through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you need to transfer your shares to a brokerage account that permits investments in ETF shares prior to the Reorganizations or, your financial intermediary may transfer your shares to a brokerage account that permits investments in ETF shares prior to the Reorganizations. If such a change is not made before the Reorganizations, you will not receive shares of the Acquiring Fund as part of the Reorganizations. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares.
Directly Held Retirement and Qualified Accounts. If you own Target Fund shares directly with the Target Funds in a retirement account, such as an IRA, or Directly Held Qualified Account, you need to (i) transfer your Target Fund shares to a brokerage account that permits investments in ETF shares and be established as a Qualified Account, as applicable, prior to the Reorganizations, or (ii) provide instructions for the exchange or reinvestment of Target Fund shares into a brokerage account that permits investments in ETF and be established as a Qualified Account, as applicable, prior to the Reorganizations. If such a change is not made before the Reorganizations, you will not receive shares of the Acquiring Fund as part of the Reorganizations. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares.
Direct Accounts. If you hold your ~~Target Fund shares are held outside of~~shares of the Target Funds in a Direct Account, you should transfer your shares of the Target Funds to a brokerage account ~~or are held in an account that cannot accept Acquiring Fund shares at the time of~~that permits investments in ETF shares prior to the Reorganizations. If such a change is not made before the Reorganization, Acquiring Fund shares received in the ~~Reorganization~~Reorganizations will be held by ~~a~~the Acquiring Fund’s stock transfer agent, U.S. Bancorp Fund Services, LLC, d/b/a U.S. Bank Global Fund Services ~~(“~~. If Acquiring Fund ~~Services”), until~~shares are not transferred into a brokerage account ~~is identified into which Fund Services can transfer the shares.~~that permits investments in ETF shares within at least one year of the date of the Reorganizations, the Acquiring Fund shares may be converted to cash and the cash proceeds sent to the accountholder of record (subject to applicable federal or state laws concerning unclaimed property). The conversion of Acquiring Funds shares to cash may be subject to fees and expenses and generally will be a taxable event for U.S. federal income tax purposes.
~~If you hold your shares of the Target Funds through an account with a financial intermediary that is not able to hold shares of the Acquiring Fund, like many group retirement plans, your financial intermediary may transfer your investment in the Target Funds to a different investment option prior to the Reorganization. Please consult with your financial intermediary for more information on the impact that the Reorganizations will have on you and your investments.~~
In some cases, the liquidation of a shareholder’s investment and return of cash, or the transfer of a shareholder’s investment, may be subject to fees and expenses and may also be subject to U.S. federal income taxation. It may take time for a shareholder to receive the cash. Shareholders should consult with their financial intermediary or tax and financial advisors for more information on the impact that the Reorganizations will have on them and their investments.
If you are unsure about the ability of your account to accept shares of the Acquiring Fund, please call (888) 272-0007 (toll-free) or contact your financial intermediary. We will continue to contact you to assist you in transferring your shares into a brokerage account that is permitted to hold ETF shares.
If a shareholder does not wish to exchange their Target Funds shares for Acquiring Fund shares, the shareholder must liquidate their Target Fund shares prior to consummation of the Reorganizations. Shareholders who hold their shares in retirement accounts generally will not be subject to ~~state or~~ U.S. federal income ~~taxes~~taxation if they liquidate their holdings prior to the Reorganizations and do not withdraw such proceeds from their retirement accounts.  If a shareholder chooses to liquidate their Target Fund shares instead of exchanging such Target Fund shares for Acquiring Fund shares, it is recommended that the shareholder consult with their tax advisor.
B. Revised Disclosure Question 11:

Answer:  Each Reorganization is expected to qualify as a “reorganization” for U.S. federal income tax purposes. Accordingly, it is expected that Target Fund shareholders who receive shares of the Acquiring Fund in the Reorganizations will not recognize gain or loss as a direct result of the Reorganizations except with respect to cash received in lieu of fractional shares of the Acquiring Fund. Please refer to the enclosed Proxy Statement/Prospectus for a detailed explanation of the Reorganizations.
You may experience tax consequences if your investment is liquidated and the cash value of your Target Fund Shares is returned to you or if your shares of the Target Funds are transferred by your financial intermediary to a different investment option because you did not hold your shares of the Acquired Fund through a brokerage account that can accept shares of the Acquiring Fund. Different tax considerations apply to you if you hold your shares of the Target Funds through an individual retirement account or Coverdell account.
The information about tax consequences in this document relates to the federal income tax consequences of the Reorganization only. Shareholders should consult their tax advisors about possible federal, state and local tax consequences of the Reorganization.
C. Revised Disclosure Important Notice About Your Account Holding Target Fund Shares:

Q:         What types of accounts cannot receive shares of the Acquiring Fund as part of the Reorganizations?
A:         The following account types generally cannot hold shares of ETFs:
•  Non-Accommodating Brokerage Accounts. A brokerage account with a financial intermediary that only allows you to hold shares of mutual funds.

•  Retirement Accounts Held with Financial Intermediary. An individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform.

•  Directly Held Retirement and Qualified Accounts. Shares held directly with the Target Funds in a retirement account, such as an IRA, or Coverdell account (a “Directly Held Qualified Account”).

•  Direct Accounts. Shares of the Target Funds held in an account directly with the Target Funds at their transfer agent (i.e., not held at the plan level or as an omnibus position) (“Direct Account”).

If you are unsure about the ability of your account to accept shares of the Acquiring Fund, please call (888) 272-0007 (toll-free) or contact your financial intermediary.
~~Q:         How do I transfer my Target Fund shares from a Directly Held Qualified Account to a brokerage account that will accept Acquiring Fund shares?~~
~~A:         Transferring your Target Fund shares from a Directly Held Qualified Account to a brokerage account that can accept shares of the Acquiring Fund should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please contact your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with the Target Funds into your brokerage account. Also inform your broker that such an account will need to be set up to accept ETF shares, such as the Acquiring Fund. If you do not have a brokerage account or a relationship with a brokerage firm, you will need to establish such a relationship and open such an account.~~
~~We suggest you provide your broker with a copy of your quarterly statement from the Target Funds. Your broker will require your account number with the Target Funds, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the Target Funds’ transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate this transfer, the better.~~
~~Q:         How do I transfer my Target Fund shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Fund shares?~~
~~A:         The broker where you hold your Target Fund shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to hold ETF shares. Contact your broker right away to make the necessary changes to your account.~~
Q:         ~~What will happen~~Will I receive shares of the Acquiring Fund if I do not have ~~a brokerage~~an account that can accept Acquiring Fund shares at the time of the Reorganizations?
A:         No, you will not. In order to receive shares of the Acquiring Fund as part of the Reorganizations, you must hold your shares of the Target Funds through ~~a brokerage~~an account that can accept shares of an ETF (the Acquiring Fund) on the closing date of the Reorganizations.
Non-Accommodating Brokerage Accounts. If you hold your shares of the Target Funds in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before the Reorganizations, you will not receive shares of the Acquiring Fund as part of the Reorganizations. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares, which ~~is~~generally will be a taxable event for U.S. federal income tax purposes.
Retirement Accounts Held with Financial Intermediary. If you hold your shares of the Target Funds through an ~~individual retirement account (“~~IRA~~”)~~  or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you ~~may~~ need to ~~redeem~~transfer your shares to a brokerage account that permits investments in ETF shares prior to the Reorganizations or~~, if applicable~~, your financial intermediary may transfer your ~~investment in the Target Funds to a different investment option~~shares to a brokerage account that permits investments in ETF shares prior to the Reorganizations. If such a change is not made before the Reorganizations, you will not receive shares of the Acquiring Fund as part of the Reorganizations. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares.
Directly Held Retirement and Qualified Accounts. If you own Target Fund shares directly with the Target Funds in a retirement account, such as an IRA, or ~~Coverdell account, we encourage~~Directly Held Qualified Account, you need to (i) transfer your Target Fund shares to a brokerage account that ~~can accept~~permits investments in ETF shares ~~of an ETF~~ and be established as a Qualified Account, as applicable, prior to the Reorganizations, or (ii) provide instructions for the exchange or reinvestment of Target Fund shares into a brokerage account that permits investments in ETF and be established as a Qualified Account, as applicable, prior to the Reorganizations. If such a change is not made before the Reorganizations, you will not receive shares of the Acquiring Fund as part of the Reorganizations. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares.
Direct Accounts. If you hold your shares of the Target Funds in ~~an account directly with the Target Funds at their transfer agent (i.e., not held at the plan level or as an omnibus position)~~a Direct Account, you should transfer your shares of the Target Funds to a brokerage account that ~~can accept~~permits investments in ETF shares ~~of~~prior to the ~~Acquiring Fund~~Reorganizations. If such a change is not made before the ~~Reorganizations~~Reorganization, Acquiring Fund shares received in the Reorganizations will be held by ~~a~~the Acquiring Fund’s stock transfer agent, U.S. Bancorp Fund Services, LLC, d/b/a U.S. Bank Global Fund Services. If Acquiring Fund shares are not transferred into a brokerage account that permits investments in ETF shares within at least one year of the date of the Reorganizations, the Acquiring Fund shares may be converted to cash and the cash proceeds sent to the accountholder of record (subject to applicable federal or state laws concerning unclaimed property). The conversion of Acquiring Funds shares to cash may be subject to fees and expenses and generally will be a taxable event for U.S. federal income tax purposes.
In some cases, the liquidation of ~~your~~a shareholder’s investment and return of cash, or the transfer of ~~your~~a shareholder’s investment, may be subject to fees and expenses and may also be subject to ~~tax~~U.S. federal income taxation. It may take time for ~~you~~a shareholder to receive ~~your~~the cash. ~~Please~~Shareholders should consult with ~~your~~their financial intermediary or tax and financial advisors for more information on the impact that the Reorganizations will have on ~~you~~them and ~~your~~their investments.
Q:         How do I transfer my Target Fund shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Fund shares?
A:         For a non-accommodating brokerage account, the broker where you hold your Target Fund shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to hold ETF shares. Contact your broker right away to make the necessary changes to your account.
We suggest you provide your broker with a copy of your quarterly statement from the Target Funds. Your broker will require your account number with the Target Funds, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the Target Funds’ transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate this transfer, the better.
Q:         How do I transfer my Target Fund shares from a retirement account held with a financial intermediary to a brokerage account that will accept Acquiring Fund shares?
A:         Transferring your Target Fund shares from an IRA or group retirement plan to a brokerage account that can accept shares of the Acquiring Fund should be a simple process. Please contact your broker (or other financial intermediary), or the plan sponsor (if applicable) and inform them that you would like to transfer a mutual fund position that you hold directly with the Target Funds into a brokerage account that is permitted to hold ETF shares. If you do not have a brokerage account or a relationship with a brokerage firm, you will need to establish such a relationship and open such an account. We can assist you in transferring your shares into a brokerage account that is permitted to hold ETF shares. Please call us at call (888) 272-0007 (toll-free).
Q:         How do I transfer my Target Fund shares from a Directly Held Qualified Account to a brokerage account that will accept Acquiring Fund shares?
A:         Transferring your Target Fund shares from a Directly Held Qualified Account to a brokerage account that can accept shares of the Acquiring Fund should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please contact your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with the Target Funds into your brokerage account. Also inform your broker that such an account will need to be set up to accept ETF shares, such as the Acquiring Fund. If you do not have a brokerage account or a relationship with a brokerage firm, you will need to establish such a relationship and open such an account. We can also assist you in transferring your shares into a brokerage account that is permitted to hold ETF shares. Please call us at call (888) 272-0007 (toll-free).
If you are working with a broker, we suggest you provide your broker with a copy of your quarterly statement from the Target Funds. Your broker will require your account number with the Target Funds, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the Target Funds’ transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate this transfer, the better.
Q:         How do I transfer my Target Fund shares from a Direct Account to a brokerage account that will accept Acquiring Fund shares?
A:         For a Direct Account, you can contact your own broker, if you have a relationship with a brokerage firm, who should be able to assist you in establishing a brokerage account that is permitted to hold ETF shares. We can also assist you in transferring your shares into a brokerage account that is permitted to hold ETF shares. Please call us at call (888) 272-0007 (toll-free).
If you are working with a broker, we suggest you provide the brokerage firm with whom you have a relationship with a copy of your quarterly statement from the Target Funds. Your broker will require your account number with the Target Funds, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the Target Funds’ transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate this transfer, the better.
D. Revised Disclosure Other Significant Considerations and Consequences of the Proposed Reorganization:

Upon completion of the Reorganization, you will own shares of the Acquiring Fund having an aggregate NAV equal to the aggregate NAV of the shares of the Target Fund you owned immediately prior to the Reorganizations. Because shares of the Acquiring Fund are not issued in fractional shares, shareholders will receive cash in lieu of fractional shares of the Acquiring Fund.  The payment of cash for fractional shares ~~is~~will be a taxable event ~~subject to~~for. U.S. federal income tax purposes, provided that non-U.S. or tax-exempt shareholders or those who hold their shares in retirement accounts generally will not be subject to U.S. federal income tax for such payments. Please see the summary of the Material U.S. Federal Income Tax Consequences of the Proposed Reorganization.
As noted herein, if Target Fund shareholders hold shares in an account that is not permitted to hold ETF shares, then steps must be taken to transfer the Target Fund shares into an account that is permitted to hold ETF shares prior to the Reorganization, otherwise such shareholders will receive a distribution of cash equal to the net asset value of the Target Fund shares held by the shareholders. Please see Important Notice About Your Account Holding Target Fund Shares Questions and Answers. Such shareholders may experience a gain or loss for U.S. federal income tax purposes if their investment is liquidated and the cash value of their Target Fund Shares is returned to them or if their shares of the Target Funds are transferred by their financial intermediary to a different investment option because they did not hold their shares of the Acquired Fund through a brokerage account that can accept shares of the Acquiring Fund. The information about tax consequences in this document relates to the U.S. federal income tax consequences of the Reorganization only. Shareholders should consult their tax advisors about the U.S. federal, state and local and non-U.S. tax consequences to them of the Reorganization.
E. Revised Disclosure Terms of the Plan:

With regard to the account types listed above, in order to receive shares of the Acquiring Fund as part of the Reorganizations, shareholders of the Target Funds should take the following actions:
Non-Accommodating Brokerage Accounts. If you hold your shares of the Target Funds in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before the ~~Reorganization~~Reorganizations, you will not receive shares of the Acquiring Fund as part of the ~~Reorganization~~Reorganizations. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares, which is a taxable event.
Retirement Accounts Held with Financial Intermediary. If you hold your shares of the Target Funds through an ~~individual retirement account (“~~IRA~~”)~~  or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you ~~may~~ need to ~~redeem~~transfer your shares to a brokerage account that permits investments in ETF shares prior to the Reorganizations or~~, if applicable~~, your financial intermediary may transfer your ~~investment in the Target Funds to a different investment option prior to the Reorganization.~~shares to a brokerage account that permits investments in ETF shares prior to the Reorganizations. If such a change is not made before the Reorganizations, you will not receive shares of the Acquiring Fund as part of the Reorganizations. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares, which is a taxable event.
Directly Held Retirement and Qualified Accounts. If you own Target Fund shares directly with the Target Funds in a retirement account, such as an IRA, or ~~Coverdell account, we encourage~~Directly Held Qualified Account, you need to (i) transfer your Target Fund shares to a brokerage account that ~~can accept~~permits investments in ETF shares ~~of an ETF~~ and be established as a Qualified Account, as applicable, prior to the Reorganizations, or (ii) provide instructions for the exchange or reinvestment of Target Fund shares into a brokerage account that permits investments in ETF and be established as a Qualified Account, as applicable, prior to the Reorganizations. If such a change is not made before the Reorganizations, you will not receive shares of the Acquiring Fund as part of the Reorganizations. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares, which is a taxable event.
Direct Accounts. If you hold your shares of the Target Funds in ~~an account directly with the Target Funds at their transfer agent (i.e., not held at the plan level or as an omnibus position)~~a Direct Account, you should transfer your shares of the Target Funds to a brokerage account that ~~can accept~~permits investments in ETF shares ~~of~~prior to the ~~Acquiring Fund~~Reorganizations. If such a change is not made before the Reorganization, Acquiring Fund shares received in the Reorganizations will be held by ~~a~~the Acquiring Fund’s stock transfer agent, U.S. Bancorp Fund Services, LLC, d/b/a U.S. Bank Global Fund Services. If Acquiring Fund shares are not transferred into a brokerage account that permits investments in ETF shares within at least one year of the date of the Reorganizations, the Acquiring Fund shares may be converted to cash and the cash proceeds sent to the accountholder of record (subject to applicable federal or state laws concerning unclaimed property). The conversion of Acquiring Funds shares to cash may be subject to fees and expenses and will be a taxable event.
In some cases, the liquidation of a shareholder’s investment and return of cash, or the transfer of a shareholder’s investment, may be subject to fees and expenses and may also be subject to tax. It may take time for a shareholder to receive the cash. Shareholders should consult with their financial intermediary or tax and financial advisors for more information on the impact that the Reorganizations will have on them and their investments.
2. Please revise the disclosure in Question 7 of the Questions and Answers to highlight the Excluded Fees and the fees and expenses that might be incurred if Target Fund shares are redeemed or liquidated.
Response:  Please find the revised language below, in which the sentence about shareholders bearing Excluded Fees has been bolded.  See also the Redlined Document.
While the management fee for the Target Funds will technically increase following the Reorganizations, the management fee of 0.95% of the Acquiring Fund’s average daily net assets charged by Hennessy Advisors is a unitary management fee for which Hennessy Advisors bears all expenses incurred in connection with providing services to the Fund. The operating expenses covered by the unitary fee include third party data providers, transfer agency, custody, fund administration, legal, audit and other services. Additionally, for no compensation, Hennessy Advisors pays all other operating expenses of the Acquiring Fund, including sub-advisory fees, with the exception of the following: (i) the management fees paid to Hennessy Advisors; (ii) distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act; (iii) interest expenses; (iv) brokerage expenses, trading expenses, and other expenses (such as stamp taxes) in connection with the execution of portfolio transactions or in connection with creation or redemption transactions; (v) compensation paid to the Independent Trustees and fees paid to Independent Trustees’ counsel; (vi) tax expenses and governmental fees; and (vii) extraordinary expenses not incurred in the course of ordinary business (the “Excluded Fees”). The Acquiring Fund and its shareholders bear the costs of Excluded Fees and if the Fund incurred significant Excluded Fees this could result in a material increase in the Fund’s total operating expenses.
3. Please revise the following question: “What will happen if I do not have a brokerage account that can accept Acquiring Fund shares at the time of the Reorganization?”, to read as follows: “Will I receive shares of the Acquiring Fund if I do not have an account that can accept Acquiring Fund shares at the time of the Reorganizations?”.  And revise the answer accordingly.
Response:  Please find the revised language below and in the Redlined Document.
 Q:         ~~What will happen~~Will I receive shares of the Acquiring Fund if I do not have ~~a brokerage~~an account that can accept Acquiring Fund shares at the time of the Reorganizations?
A:         No, you will not. In order to receive shares of the Acquiring Fund as part of the Reorganizations, you must hold your shares of the Target Funds through ~~a brokerage~~an account that can accept shares of an ETF (the Acquiring Fund) on the closing date of the Reorganizations.
Non-Accommodating Brokerage Accounts. If you hold your shares of the Target Funds in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before the Reorganizations, you will not receive shares of the Acquiring Fund as part of the Reorganizations. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares, which ~~is~~generally will be a taxable event for U.S. federal income tax purposes.
Retirement Accounts Held with Financial Intermediary. If you hold your shares of the Target Funds through an ~~individual retirement account (“~~IRA~~”)~~  or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you ~~may~~ need to ~~redeem~~transfer your shares to a brokerage account that permits investments in ETF shares prior to the Reorganizations or~~, if applicable~~, your financial intermediary may transfer your ~~investment in the Target Funds to a different investment option~~shares to a brokerage account that permits investments in ETF shares prior to the Reorganizations. If such a change is not made before the Reorganizations, you will not receive shares of the Acquiring Fund as part of the Reorganizations. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares.
Directly Held Retirement and Qualified Accounts. If you own Target Fund shares directly with the Target Funds in a retirement account, such as an IRA, or ~~Coverdell account, we encourage~~Directly Held Qualified Account, you need to (i) transfer your Target Fund shares to a brokerage account that ~~can accept~~permits investments in ETF shares ~~of an ETF~~ and be established as a Qualified Account, as applicable, prior to the Reorganizations, or (ii) provide instructions for the exchange or reinvestment of Target Fund shares into a brokerage account that permits investments in ETF and be established as a Qualified Account, as applicable, prior to the Reorganizations. If such a change is not made before the Reorganizations, you will not receive shares of the Acquiring Fund as part of the Reorganizations. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares.
Direct Accounts. If you hold your shares of the Target Funds in ~~an account directly with the Target Funds at their transfer agent (i.e., not held at the plan level or as an omnibus position)~~a Direct Account, you should transfer your shares of the Target Funds to a brokerage account that ~~can accept~~permits investments in ETF shares ~~of~~prior to the ~~Acquiring Fund~~Reorganizations. If such a change is not made before the ~~Reorganizations~~Reorganization, Acquiring Fund shares received in the Reorganizations will be held by ~~a~~the Acquiring Fund’s stock transfer agent, U.S. Bancorp Fund Services, LLC, d/b/a U.S. Bank Global Fund Services. If Acquiring Fund shares are not transferred into a brokerage account that permits investments in ETF shares within at least one year of the date of the Reorganizations, the Acquiring Fund shares may be converted to cash and the cash proceeds sent to the accountholder of record (subject to applicable federal or state laws concerning unclaimed property). The conversion of Acquiring Funds shares to cash may be subject to fees and expenses and generally will be a taxable event for U.S. federal income tax purposes.
In some cases, the liquidation of ~~your~~a shareholder’s investment and return of cash, or the transfer of ~~your~~a shareholder’s investment, may be subject to fees and expenses and may also be subject to ~~tax~~U.S. federal income taxation. It may take time for ~~you~~a shareholder to receive ~~your~~the cash. ~~Please~~Shareholders should consult with ~~your~~their financial intermediary or tax and financial advisors for more information on the impact that the Reorganizations will have on ~~you~~them and ~~your~~their investments.
4. Please confirm whether the expense example reflects the expense reimbursement being in effect for one year or two years, and revise the disclosure accordingly.
Response:  The expense reimbursement is in effect for two years, and the disclosure has been revised to reflect this fact.  Please find the revised language below and in the Redlined Document.
The examples assume that you invest $10,000 in the specified fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The examples also assumes that you reinvest all dividends and distributions, that your investment has a 5% return each year, that any waiver or expense reimbursement remains in effect for ~~one year~~two years, and that the applicable Fund’s operating expenses remain the same after.  Although your actual costs may be higher or lower, based on the assumptions, your costs would be:
CCM Core Impact Equity Fund
	One Year	Three Years	Five Years	Ten Years
CCM Core Impact Equity Fund
Advisor Class	$198	$612	$1,052	$2,275
Institutional Class	$173	$536	$923	$2,009
Pro Forma Acquiring Fund	$87	$282	$505	$1,148

CCM Small/Mid-Cap Impact Equity Value Fund
	One Year	Three Years	Five Years	Ten Years
CCM ~~Core~~Small/Mid-Cap Impact Equity Value Fund
Advisor Class	$158	$673	$1,216	$2,699
Institutional Class	$132	$597	$1,089	$2,444
Pro Forma Acquiring Fund	$87	$282	$505	$1,148

Acquiring Fund
One Year	Three Years	Five Years	Ten Years
$87	$282	$505	$1,148

5. Please revise the disclosure in the Capitalization section to specify that the disclosure assumes both Target Funds are Reorganized, as they are not contingent on one another, and that other outcomes may apply.
Response:  Please find the revised language below and in the Redlined Document.
 The following tables show the capitalization of the Target Funds and the Acquiring Fund as of ~~the Record Date (as defined below)~~July 25, 2023, giving effect to both of the proposed Reorganizations. The tables are examples of the number of shares of the Target Funds that would be exchanged for shares of the Acquiring Fund if both of the Reorganizations were consummated on ~~the Record Date~~July 25, 2023, assuming no fractional shares are cashed out, and they do not reflect the number of shares or value of shares that would actually be received if the Reorganizations occur on the Closing Date. Because the consummation of the Reorganization of one Target Fund is not contingent on the consummation of the Reorganization of the other Target Fund, multiple outcomes may occur.
	CCM Core Impact Equity Fund - Advisor Class	CCM Core Impact Equity Fund – Institutional Class	CCM Small/Mid-Cap Impact Value Fund -Advisor Class	CCM Small/Mid-Cap Impact Value Fund -Institutional Class	Hennessy Stance ESG ETF	~~Acquiring Fund~~	Pro Forma Adjustment	Pro Forma Combined

Aggregate Net Assets	$49,184,647	$9,286,096	$5,165,613	~~[●]~~$9,615,997	$46,307,400	~~[●]~~	$—	~~[●]~~$119,559,753
Shares Outstanding	1,375,194	238,531	304,749	~~[●]~~510,899	1,695,000	~~[●]~~	251,899(1)	~~[●]~~4,376,272
Net Asset Value Per Share	$35.77	$38.93	$16.95	~~[●]~~$18.82	$27.32	~~[●]~~	$—	~~[●]~~$27.32
(1)  The adjustment to the pro forma shares outstanding number represents an increase in shares outstanding of the Acquiring Fund to reflect the exchange of shares of the corresponding Target Fund.

6. Please revise the disclosure to include the calendar year 2022 performance information for the Target Funds and the Acquiring Fund, along with the performance information for the most recent quarter.
Response:  Please find the revised language below and in the Redlined Document.  We also note that the principal holders of the Acquiring Fund have been added, as provided below.  See also the Redlined Document.
A. Revised Performance Disclosure:

Comparison of Portfolio Turnover
Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect each Fund’s performance. During the fiscal year ended June 30, 2022, the portfolio turnover rate was 47% and 49% of the average value of the CCM Core Impact Equity Fund’s and the CCM Small/Mid-Cap Impact Value Fund’s respective portfolios. During the fiscal year ended August 31, 2022, the Acquiring Fund’s portfolio turnover rate was 290% of the average value of its portfolio.
Comparison of Performance Information
Target Funds – CCM Core Impact Equity Fund
The following bar chart displays the annual return of the CCM Core Impact Equity Fund from year to year. Over time, the bar chart will illustrate the variability of the performance from year to year and provides some indication of the risks of investing in the Target Fund. Performance would be lower if sales charges that were in effect during a portion of the period were included. Past performance does not guarantee or predict future results.
Effective January 1, 2018, CCM became the investment manager for the CCM Core Impact Equity Fund. While the CCM Core Impact Equity Fund has operated for more than 10 years, the bar chart and average annual total return table only reflect the Fund’s performance since CCM began managing the Fund. The CCM Core Impact Equity Fund’s performance for periods prior to January 1, 2018 is not shown because the Fund was managed by another investment adviser during those periods. The Fund’s returns after January 1, 2018 reflect CCM’s investment philosophy and strategies.
Annual Total Returns – Advisor Class Shares as of December 31
~~For a discussion of the Target Funds’ performance during  the fiscal year ended June 30, 2022,  and of the portfolio turnover of the Target Funds, see the Annual Report to Shareholders for the Target Funds for the fiscal year ended June 30, 2022.~~
~~Performance information for the Target Funds, as December 31, 2021, is available in the most current Prospectus of the Target Funds, dated as of October 28, 2022, and as amended or supplemented, which is on file with the SEC and is incorporated by reference into this Proxy Statement/Prospectus, and which has previously been provided to the Target Funds’ respective shareholders.~~

Highest Performing Quarter:	21.97% in Q2 2020
Lowest Performing Quarter:	-22.16% in Q1 2020

The CCM Core Impact Equity Fund’s calendar year-to-date return as of June 30, 2023 was 13.19%.
The table shows the risks of investing in the CCM Core Impact Equity Fund by illustrating how the average annual returns for the 1-year and 5-year periods (the 5-year period is the same as the since inception period) for each class of the Fund before taxes compare to those of a broad-based securities market index. In addition, after-tax returns are presented for Advisor Class Shares of the CCM Core Impact Equity Fund. The after-tax returns are calculated using the historical highest individual federal income tax rates and do not reflect the impact of state or local taxes.

Actual after-tax returns depend on an investor’s tax situation and may differ from those shown in the table. In addition, the after-tax returns shown are not relevant to investors who hold shares of the CCM Core Impact Equity Fund through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts. The Return After Taxes on Distributions and Sale of Fund Shares is higher than other return figures when a capital loss occurs upon the redemption of Fund shares. After-tax returns for the other class of shares will vary from the Advisor Class Shares after-tax returns shown. Past performance (before and after taxes) is not an indication of future results. Updated performance information for the CCM Core Impact Equity Fund is available on CCM’s website at www.ccminvests.com or by calling toll-free 888-272-0007.

Average Annual Total Returns as of December 31, 2022

	1 Year	5 Years
Advisor Class Return Before Taxes	-19.38%	8.06%
Advisor Class Return After Taxes on Distributions	-23.01%	6.24%
Advisor Class Return After Taxes on Distributions and Sale of Fund Shares	-8.85%	6.49%
Institutional Class Return Before Taxes	-19.18%	8.33%
S&P 500® Fossil Fuel Free Index (reflects no deduction for fees, expenses, or taxes)	-19.87%	9.38%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	-18.11%	9.42%

Target Funds – CCM Small/Mid-Cap Impact Value Fund
The following bar chart displays the annual return of the CCM Small/Mid-Cap Impact Value Fund from year to year. Over time, the bar chart will illustrate the variability of the performance from year to year and provides some indication of the risks of investing in the Target Fund. Performance would be lower if sales charges that were in effect during a portion of the period were included. Past performance does not guarantee or predict future results.
Effective January 1, 2018, CCM became the investment manager for the CCM Small/Mid-Cap Impact Value Fund. While the CCM Small/Mid-Cap Impact Value Fund has operated for more than 10 years, the bar chart and average annual total return table only reflect the Fund’s performance since the Adviser began managing the Fund. The CCM Small/Mid-Cap Impact Value Fund’s performance for periods prior to January 1, 2018 is not shown because the Fund was managed by another investment adviser during those periods. The CCM Small/Mid-Cap Impact Value Fund’ returns after January 1, 2018 reflect CCM’s investment philosophy and strategies.
Annual Total Returns – Advisor Class Shares as of December 31

Highest Performing Quarter:	25.16% in Q2 2020
Lowest Performing Quarter:	-48.72% in Q1 2020

The CCM Small/Mid-Cap Impact Value Fund’s calendar year-to-date return as of June 30, 2023 was 7.26%.

The table shows the risks of investing in the CCM Small/Mid-Cap Impact Value Fund by illustrating how the average annual returns for the 1-year and 5-year periods (the 5-year period is the same as the since inception period) for each class of the Fund before taxes compare to those of a broad-based securities market index. In addition, after-tax returns are presented for Advisor Class Shares of the CCM Small/Mid-Cap Impact Value Fund. The after-tax returns are calculated using the historical highest individual federal income tax rates and do not reflect the impact of state or local taxes.

Actual after-tax returns depend on an investor’s tax situation and may differ from those shown in the table. In addition, the after-tax returns shown are not relevant to investors who hold shares of the CCM Small/Mid-Cap Impact Value Fund through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts. The Return After Taxes on Distributions and Sale of Fund Shares is higher than other return figures when a capital loss occurs upon the redemption of Fund shares. After-tax returns for the other class of shares will vary from the Advisor Class Shares after-tax returns shown. Past performance (before and after taxes) is not an indication of future results. Updated performance information for the Fund is available on the Trust’s website at www.ccminvests.com or by calling toll-free 888-272-0007.

Average Annual Total Returns as of December 31, 2022

	1 Year	5 Years
Advisor Class Return Before Taxes	-18.04%	0.67%
Advisor Class Return After Taxes on Distributions	-18.20%	-1.55%
Advisor Class Return After Taxes on Distributions and Sale of Fund Shares	-10.57%	0.03%
Institutional Class Return Before Taxes	-17.81%	0.93%
Russell 2500® Value Index (reflects no deduction for fees, expenses, or taxes)	-13.08%	4.75%
Russell 2500® Index (reflects no deduction for fees, expenses, or taxes)	-18.37%	5.89%

Acquiring Fund
The Hennessy Stance ESG ETF will be the accounting and performance survivor. The following bar chart displays the annual return of the Hennessy Stance ESG ETF for the one year and since inception periods compared with the S&P 500® Total Return Index, an index that reflects broad measures of market performance. Over time, the bar chart will illustrate the variability of the performance from year to year and provide some indication of the risks of investing in the Hennessy Stance ESG ETF. After the close of business on December 22, 2022, the Hennessy Stance ESG ETF acquired all of the assets and liabilities of the Stance Equity ESG Large Cap Core ETF, a series of the RBB Fund, Inc. (the “Predecessor Fund”), in exchange for shares of the Hennessy Stance ESG ETF. Accordingly, the Hennessy Stance ESG ETF is the successor to the Predecessor Fund and has carried forward the historic performance and financial statements of the Predecessor Fund. The performance information for the period beginning March 15, 2021, the commencement of operations of the Predecessor Fund, and ending December 22, 2022 is provided below. The Predecessor Fund had the same investment sub-advisors and portfolio managers and the same investment objective and investment strategies as the Hennessy Stance ESG ETF. Updated performance information is available at www.hennessyetfs.com. Past performance does not guarantee or predict future results.
~~The Acquiring Fund’s current prospectus does not include performance information because the Fund had not yet had a full calendar year of performance prior to December 31, 2021, at the time the current prospectus was issued. The performance information provided below is from the Acquiring Fund’s semi-annual report, and it shows the average annual total returns for the periods ended February 28, 2023, compared with those of the S&P 500® Index.   Under generally accepted accounting principles, the Acquiring Fund is the surviving entity for accounting and performance purposes with its historical cost of investment securities and results of operations being carried forward. The Acquiring Fund’s past performance (before and after taxes) is not necessarily an indication of future performance. Performance may be higher or lower in the future. Updated performance information is available at www.hennessyetfs.com.~~
~~AVERAGE ANNUAL TOTAL RETURN FOR PERIODS ENDED FEBRUARY 28, 2023~~

Annual Total Returns of Hennessy Stance ESG ETF – As of December 31

Highest Performing Quarter:	8.65% for quarter ended December 31, 2022
Lowest Performing Quarter:	-10.81% for quarter ended June 30, 2022

The Hennessy Stance ESG ETF’s calendar year-to-date return as of June 30, 2023 was 6.70% based on market price and 6.45% based on net asset value.

The table shows the risks of investing in the Hennessy Stance ESG ETF by illustrating how the average annual returns for the 1-year and since inception periods for the Fund before taxes compare to those of a broad-based securities market index. In addition, after-tax returns are presented the Hennessy Stance ESG ETF. The after-tax returns are calculated using the historical highest individual federal income tax rates and do not reflect the impact of state or local taxes.

Actual after-tax returns depend on an investor’s tax situation and may differ from those shown in the table. In addition, the after-tax returns shown are not relevant to investors who hold shares of the Hennessy Stance ESG ETF through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts. The Return After Taxes on Distributions and Sale of Fund Shares is higher than other return figures when a capital loss occurs upon the redemption of Fund shares.  Past performance (before and after taxes) is not an indication of future results. Updated performance information for the Fund is available on the Trust’s website at www.ccminvests.com or by calling toll-free 888-272-0007.

Average Annual Total Returns as of December 31, 2022

~~Since~~
	~~Six~~	~~One~~	~~Inception~~
	~~Months(1)~~	1 Year	~~(3/15/21~~Since Inception (03/15/2021)
Hennessy Stance ESG ETF (STNC) – ~~NAV~~Market(~~2~~1)	~~5.20%~~	 ~~0.68~~-13.07%	~~2.38~~1.06%
Hennessy Stance ESG ETF (STNC) - ~~Market Price(2~~NAV(1)	~~5.23%~~	 ~~0.62~~-12.78%	~~2.48~~1.13%
Return After Taxes on Distributions		-12.90%	1.00%
Return After Taxes on Distributions and Sale of Fund Shares		-7.48%	0.87%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	~~1.26%~~	~~-7.69~~-18.11%	~~1.56~~-0.33%
~~Expense ratio: Gross 0.95%, Net 0.85%(3)~~
~~(1)~~	~~Periods of less than one year are not annualized.~~
(~~2~~1)
Fund performance is shown based on both a net asset value (“NAV”) and market price basis. The Fund’s per share NAV is the value of one share of the Fund. NAV is calculated by taking the Fund’s total assets (including the fair value of securities owned), subtracting liabilities, and dividing by the number of shares outstanding. The NAV return is based on the NAV of the Fund, and the market price return is based on the market price per share of the Fund. The price used to calculate market price return is determined using the Official Closing Price of the primary stock exchange (generally, 4:00 p.m. Eastern time) and may not represent the returns you would receive if shares were traded at other times. NAV and market price returns assume that dividends and capital gain distributions have been reinvested in the Fund at NAV and market price, respectively.

~~(3)~~	~~The Fund’s investment advisor has contractually agreed to limit expenses until December 31, 2024.~~

~~The S&P 500® Index is a capitalization-weighted index that is designed to represent the broad domestic economy through changes in the aggregate market value of 500 stocks across all major industries. Index return does not include trading and management costs, which would lower performance. One cannot invest directly in an index. This index is used for comparative purposes in accordance with Securities and Exchange Commission regulations.~~
~~Standard & Poor’s Financial Services is the source and owner of the S&P® and S&P 500® trademarks.~~
~~The expense ratio presented is from the most recent prospectus. The expense ratio for the current reporting period is available in the Financial Highlights section of the Acquiring Fund’s semi-annual report.~~
~~The Acquiring Fund pays transaction costs, such as commissions, when it buys and sells securities, or “turns over” its portfolio. A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the Example, affect the Acquiring Fund’s performance.  Because the Acquiring Fund is new, the Acquiring Fund does not have any portfolio turnover information available. However, the Predecessor Fund had a portfolio turnover rate of 290% for the fiscal year ended August 31, 2022.~~
B.	Revised Principal Holders Disclosure:
Principal Holders of the Acquiring Fund
~~Any person owning, directly or indirectly, more than 25% of the outstanding shares of the Acquiring Fund is presumed to control the Acquiring Fund. Principal holders are persons who own 5% or more of the outstanding shares of the Acquiring Fund. To the knowledge of the Acquiring Fund, as of the Record Date, the following shareholders were considered to be control persons or principal shareholders of the Acquiring Fund.  [Missing Information to be Added Before Filing]~~

To the best knowledge of the Hennessy Funds Trust, except as listed below, there were no Trustees or officers of the Trust or other shareholders who were the beneficial owners of more than 5% of the outstanding shares of the Acquiring Fund on the Record Date. As of the Record Date, the Hennessy Funds Trust knows of no other person (including any “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) that beneficially owns more than 5% of the outstanding shares of the Acquiring Fund.
Shares are held in book entry form, which means that no stock certificates are issued. DTC or its nominee is the record owner of all outstanding shares and is recognized as the owner of all shares for all purposes.
Investors owning shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all shares of the Acquiring Fund. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC.
Although the Hennessy Funds Trust does not have information concerning its beneficial ownership held in the names of DTC Participants, the following table lists each DTC Participant that owned of record 5% or more of the outstanding shares of the Fund as of the Record Date:
~~Hennessy Stance ESG ETF~~Name of DTC Participant	Number of Shares	Percentage of Fund
National Financial Services LLC	1,100,759	64.94%
Charles Schwab	360,403	21.26%
SEI Private Trust Company	157,815	9.31%
7. Please certify that the conditions of the exemptive relief related to the Acquiring Fund’s manager of managers order and order regarding operation as a semi-transparent ETF have been met, and that the disclosure requirements of such exemptive relief have been met.
Response:  We reviewed the exemptive applications and orders of the Company regarding the manager of managers structure and the operation of the Acquiring Fund as a semi-transparent ETF (collectively, the “Orders”), and we certify that the conditions of the Orders have been met, and that the Filing as revised meets the disclosure requirements of the Orders.  In particular, we note that the legend regard the Acquiring Fund unique nature and risks as a semi-transparent ETF has been prominently placed in the Filing as revised, including its prominent inclusion early on the cover page of the proxy statement and prospectus.
8. We note the relationship between Foreside Fund Services, LLC, the distributor to the Target Funds, and Quasar Distributors, LLC, the distributor to the Acquiring Fund, which are sister companies.  Please certify that the overlapping ownership of Foreside Fund Services, LLC and Quasar Distributors, LLC does not present a conflict of interest, and that the Boards of Trustees of the Target Funds and the Acquiring Fund considered the overlapping ownership in connection with their evaluation of the Reorganizations.
Response:  We reviewed the distribution arrangements of the Target Funds and the Acquiring Fund and the overlapping ownership of Foreside Fund Services, LLC and Quasar Distributors, LLC for conflicts of interest, and we certify that we determined that the distribution arrangements and overlapping ownership do not present a conflict of interest, and that the Boards of Trustees of the Target Funds and the Acquiring Fund considered the overlapping ownership in connection with their evaluation of the Reorganizations.
9. Please certify that the Reorganization was not proposed and is not being undertaken for purposes of ensuring that the remedial triggers discussed in the Filing are not tripped.
Response:  In connection with the Reorganization, we reviewed and assessed the thresholds that trigger reporting out to the Board of Trustees of the Company (the “Remedial Triggers”): (a) the tracking error (relative to the Actual Portfolio) exceeding 1%; or (b) for 30 or more days in any quarter or 15 days in a row, the absolute difference between either the closing price or the mid-point of the highest bid and lowest offer at the time of calculation of the NAV (the “Bid/Ask Price”), on one hand, and NAV, on the other, exceeding 2.00%, or the bid/ask spread exceeding 2.00%.  We also reviewed minutes of the Board of Trustees of the Company and the performance of the Acquiring Fund to date.  Based on these reviews and assessment, we certify that the Reorganization was not proposed and is not being undertaken for purposes of ensuring that the Remedial Triggers are not tripped.
* * * * *
If you would like to discuss any of the above responses, you may contact Peter D. Fetzer at (414) 297‑5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer